OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 6)*

NeuMedia, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

562565101
(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Ave., Suite 100 E. Tower Santa Monica, CA 90404 310-576-3502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	562565101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David E. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,147,198

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
3,147,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,147,198

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%

14.	TYPE OF REPORTING PERSON*
IN

CUSIP No.	562565101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Investment Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,147,198

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
3,147,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,147,198

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%

14.	TYPE OF REPORTING PERSON*
OO

CUSIP No.	562565101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Coast Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,147,198

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
3,147,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,147,198

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%

14.	TYPE OF REPORTING PERSON*
PN

CUSIP No.	562565101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Medina, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,147,198

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
3,147,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,147,198

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%

14.	TYPE OF REPORTING PERSON*
OO

CUSIP No.	562565101

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JANUARY 29, 2010.

Item 2.	Identity and Background.

(a-c,f)
This Schedule 13D/A is being filed by David E. Smith, Coast Investment Management, LLC ("Coast Investment Management"), The Coast Fund, LP ("The Coast Fund") and Coast Medina, LLC ("Coast Medina").  Each of David E. Smith, Coast Investment Management, The Coast Fund and Coast Medina may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons".

David E. Smith is the managing member of Coast Investment Management. Coast Investment Management is the general partner of The Coast Fund. The Coast Fund is the sole member of Coast Medina. All assets of Coast Medina are held for the benefit of Coast Investment Management.

The Coast Fund is a Cayman Islands limited partnership. Each of Coast Investment Management and Coast Medina is a Delaware limited liability company. David E. Smith is a United States citizen. The principal business address for each of David E. Smith, Coast Investment Management, The Coast Fund and Coast Medina is 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA 90404.

	(d)	NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JANUARY 29, 2010.

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JANUARY 29, 2010.

Item 4.	Purpose of Transaction.

Coast Asset Management, LLC is reporting the sale of shares of Common Stock made between May 2, 2011 and May 20, 2011.

Item 5.	Interest in Securities of the Issuer.
ITEM 5 OF THE SCHEDULE 13D/A FILED ON JANUARY 29, 2010 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a,b)
As of the date hereof David E. Smith may be deemed to be the beneficial owner of
3,147,198 Common Stock, constituting 8.7% of the Common Stock of the Issuer, based upon 36,174,225 Common Stock outstanding as of December 31, 2010, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2011.

David E. Smith has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 3,147,198 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 3,147,198 Common Stock.

(a,b)
As of the date hereof, the Coast Investment Management may be deemed to be the beneficial owner of 3,147,198 Common Stock, constituting 8.7% of the Common Stock of the Issuer, based upon 36,174,225 Common Stock outstanding as of December 31, 2010, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2011.

Coast Investment Management has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 3,147,198 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 3,147,198 Common Stock.

(a,b)
As of the date hereof, The Coast Fund may be deemed to be the beneficial owner of 3,147,198 Common Stock, constituting 8.7% of the Common Stock of the Issuer, based upon 36,174,225 Common Stock outstanding as of December 31, 2010, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2011.

The Coast Fund has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 3,147,198 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 3,147,198 Common Stock.

(a,b)
As of the date hereof, Coast Medina may be deemed to be the beneficial owner of 3,147,198 Common Stock, constituting 8.7% of the Common Stock of the Issuer, based upon 36,174,225 Common Stock outstanding as of December 31, 2010, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2011.

Coast Medina has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 3,147,198 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 3,147,198 Common Stock.

(c)
The trading dates, number of Common Stock purchased and sold and price per Common Stock for all transactions and distributions in the Common Stock by the Reporting Persons since May 2, 2011 are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JANUARY 29, 2010.

Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A: Exhibit A: Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2011
(Date)

/s/ David E. Smith
(Signature)

May 24, 2011
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member Coast Investment Management, LLC
(Name/Title)

May 24, 2011
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of The Coast Fund, LP
(Name/Title)

May 24, 2011
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of the sole member of Coast Medina, LLC
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 6, dated May 24, 2011 relating to the Common Stock of Mandalay Media, Inc. shall be filed on behalf of the undersigned.

May 24, 2011
(Date)

/s/ David E. Smith
(Signature)

May 24, 2011
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member Coast Investment Management, LLC
(Name/Title)

May 24, 2011
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of The Coast Fund, LP
(Name/Title)

May 24, 2011
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of the sole member of Coast Medina, LLC
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit B

Transactions in the Common Stock, $.0001 par value

TRANSACTIONS BY ACCOUNTS ADVISED BY COAST ASSET MANAGEMENT, LLC

Date of Transaction 5/2/2011 5/9/2011 5/13/2011 5/16/2011 5/17/2011 5/18/2011 5/19/2011 5/20/2011	Number of Shares Purchase/(Sold) (500) (1,200) (10,000) (49,000) (289,000) (182,000) (267,500) (25,000)	Price per Share $0.47 $0.47 $0.41 $0.43 $0.34 $0.35 $0.39 $0.36

K 26024 0001 1198767